WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
e-mail:  Michael@GoPublicDirect.com

August 21, 2012

Ms. Stacie Gorman
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Winchester Holding Group
Registration Statement on Form S-1
Filed on May 7, 2012
File No. 333-181216

Dear Ms. Gorman:

We have filed on EDGAR the above Amendment No. 2 and the related response table which is attached to this letter.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation

1 .	We have modified our disclosure as follows:

We have instructed counsel to prepare an acquisition contract for a single-family residential property that is currently qualified for the Section 8 HCV Program. This property is:

9247 Normal Avenue, Chicago, Illinois 60620.

● Description: 5 Bedroom, 2 Bathroom, Living room, Dining room, Kitchen, Full finished basement.
● Status: Section 8 Tenant paying $1600 per month.
● Anticipated Mortgage: $45,000.00 @ 10% interest per annum payable over 30 years, payment per month principal & interest is $394.91
●
Owner: Moe Options Inc Profit Sharing Plan & Trust, which is an affiliate of one of our shareholders who is not an affiliate of us due to his small share ownership percentage and lack of other factors meeting the definition of affiliate.  The Normal Avenue property is not being purchased from a related party, as defined in GAAP.

● Anticipated Purchase Price: $45,000
● Current Mortgage Debt: $45,000
●
Anticipated Contract Contingencies: Agreement to transfer by Mortgagee; the Seller closing on the purchase and then securing audit from PCAOB registered firm.   The Seller has requested an agreement from the Mortgagee but has not yet secured a formal response.

However, we are experiencing difficulties in obtaining an agreement to transfer this property to us from the Mortgagee. We anticipate that even if the mortgagee agrees to the transfer, the seller would not be released from liability on the mortgage and thus we would have to negotiate an acceptable indemnification agreement with the seller, who would not retain any other rights in the property after acquisition. Thus for the purpose of this registration statement, we cannot conclude that this acquisition is probable at this time. It is, however, an example of the type of acquisitions we intend to make if we secure additional funding as described below. We have no contract, agreement or commitment to acquire or develop any other property as of the date of this Prospectus.

We are refocusing our intention initially on acquiring similar properties in the Chicago IL that qualify for the Section 8 HCV Program. However, our ability to do so will depend upon our ability to secure additional equity financing and, if necessary or appropriate, mortgage financing on these properties. We will not acquire any property unless we believe the property will generate sufficient cash flow to cover all operating costs, including mortgage payments. We believe that by becoming a public company, our ability to raise equity financing in future offerings of our common stock will be facilitated and we intend to undertake such an offering after we secure a qualification for quotation of our securities on the OTCBB or OTCQB.

2 .	With respect to the Normal property, we have added:

However, we are experiencing difficulties in obtaining an agreement to transfer this property to us from the Mortgagee.  We anticipate that even if the mortgagee agrees to the transfer, the seller would not be released from liability on the mortgage and thus we would have to negotiate an acceptable indemnification agreement with the seller, who would not retain any other rights in the property after acquisition.

With respect to Mr. O’Connor, we have added:

We do not intend to acquire additional similar properties owned by Thomas O’Connor or his affiliates at this time due to the difficulties in securing the required audits of these properties.

3 .	We have revised:

We have instructed counsel to prepare an acquisition contract for a single-family residential property that is currently qualified for the Section 8 HCV Program.

4 .	As set forth in response to comment 1: Owner: Moe Options Inc Profit Sharing Plan & Trust, which is an affiliate of our shareholders Maureen & Chess Obermeier who are not affiliates of us due to their small share ownership percentage and lack of other factors meeting the definition of affiliate. The Normal Avenue property is not being purchased from a related party, as defined in GAAP.

5 .	We have revised the Risk Factor to remove mitigating language as follows:

A conflict of interest may exist for our President Thomas O’Connor due to his position on both sides of the Funding Agreement allowing him to be able to revise the Funding Agreement, as well as conflicts associated with establishing his compensation and the management company’s compensationas well as with purchasing properties from management or its affiliates.

Because Mr. O’Connor controls us, he effectively sits on both sides of the Funding Agreement and, therefore, has the power to modify this arrangement. Modification might reduce and/or eliminate funds received under the Funding Agreement.   Additional conflicts arise because of Mr. O’Connor’s ability to establish his compensation and the management company’s compensation.  We will not start paying Mr. O’Connor a salary until we have sufficient positive cash flow to pay all of our operating expenses prior to paying this salary and that no salary or any other compensation to Mr. O’Connor is being accrued.  We have an oral agreement that initially the management company will not charge for this service and that only if we have sufficient positive cash flow in the future, Kingdom Management Company may be paid for these services based upon a comparable amount charged by unaffiliated companies providing the same services in the Chicago IL area.

We have also added a new section entitled “Conflicts of Interest.”

As we will not be acquiring any properties from Mr. O’Connor or his affiliates, we have not made any conflict disclosure on this point.

6 .	We have revised the heading and body of the Risk Factor as follows:

Because we do not have an audit or compensation committee and we have no independent directors, shareholders will have to rely on the entire board of directors, none of which are independent, to perform these functions.

We do not have an audit or compensation committee comprised of independent directors. Indeed, we do not have any audit or compensation committee or any independent directors. These functions are performed by the board of directors as a whole. No members of the board of directors are independent directors. Thus, there is a potential conflict in that board members who are management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

7 .	We have changed the date to 2013.

8 .	We have separated discussion of the statutory exemption and Rule 506 and expanded disclosure concerning Rule 506 to state underlying facts.